SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	June	2008
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release, dated May 30, 2008.

Document 1

For Immediate Release	May 30, 2008
RM: 7 – 08

Crystallex Updates Shareholders on Las Cristinas

TORONTO, ONTARIO, May 30, 2008 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) advised shareholders today that it has received a communication from the Director General in the Administrative Office of Permits at the Ministry of the Environment and Natural Resources of Venezuela (“MinAmb”) that the legal rebuttal filed by Crystallex on May 12, 2008 has been denied.

The communication expressly advises that Crystallex has the right to appeal to the Minister of MinAmb within fifteen business days from the date of the Director General’s communication.  Crystallex has instructed its legal counsel to prepare an appeal to the Minister.  Crystallex has a number of legal avenues to pursue both in and out of Venezuela in order to protect its Shareholders’ rights.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	June 2, 2008	By:	/s/ Hemdat Sawh
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer